

June 23, 2022

David Garofalo
Chief Executive Officer
Gold Royalty Corp.
1030 West Georgia Street, Suite 1830
Vancouver, BC V6E 2Y3

> **Re: Gold Royalty Corp.**
> **Registration Statement on Form F-3**
> **Filed June 14, 2022**
> **File No. 333-265581**

Dear Mr. Garofalo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jason Zachary, Esq.